UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-5519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 24, 2008

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2007	2006
Investments:
Cash and cash equivalents	$6,997	$14,551
Investments, at fair value (Note 2)	208,841,783	199,745,932
Participant loans	3,335,467	3,243,094

Total Investments	212,184,247	203,003,577

Contributions receivable:
Employer contributions	1,741,248	1,006,142
Employee contributions	377,654	363,326

Total contributions receivable	2,118,902	1,369,468

Net assets at fair value	214,303,149	204,373,045
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	517,466	—

Net assets available for plan benefits	$214,820,615	$204,373,045

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2007	2006
Additions:
Interest and dividend income	$10,293,954	$7,676,719
Employee contributions	23,014,469	21,928,556
Employer contributions (net of forfeitures of $23,134 and $26,809 in 2007 and 2006)	1,741,248	1,006,142
Net appreciation in fair value of investments	3,700,102	12,343,293

Total additions	38,749,773	42,954,710

Deductions:
Withdrawals and distributions	(28,302,203)	(27,498,839)
Administrative expenses	—	—

Total deductions	(28,302,203)	(27,498,839)

Net increase in net assets available for plan benefits	10,447,570	15,455,871
Net assets available for plan benefits:
Beginning of year	204,373,045	188,917,174

End of year	$214,820,615	$204,373,045

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company”) and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)	Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. Each of the Company and its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

(c)	Investment Income

Interest and dividends earned by each of the investments are reinvested in the same investment vehicle. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(d)	Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of the Life Sciences employees of CDI Engineering Solutions, Inc. Vesting in employer matching contributions occurs on a six-year graduated schedule for those Life Sciences employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2007 and 2006, the Plan had forfeitures of $22,999 and $31,767, respectively, available to reduce future employer contributions.

(e)	Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 1/2. Prior to the age of 59 1/2, such a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

(f)	Participant Loans

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Company’s parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2007 range from 5.0% to 10.25%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)	Investments

Investments are reflected in the accompanying financial statements at fair value, net of any applicable management fees and expenses as follows:

•	Mutual Funds – The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund on the last business day of the year.

•	The CDI Corp. common stock investment is valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year.

•

The UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio (“GIC”) is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive and is reported at fair value on the last business day of the year in the accompanying statements of net assets available for plan benefits. The fair value of the GIC was $30,300,384 and $29,352,514 at December 31, 2007 and 2006, respectively. The contract value of the GIC was $30,817,850 and $29,352,514 at December 31, 2007 and 2006, respectively. This fund yielded approximately 4.7% and 4.4% for 2007 and 2006, respectively.

•

ClearCourse Group Variable Annuity – The Total Return Fund – Class 2 of GE Investments Fund, Inc. is a new investment option in 2007 and offers minimum guaranteed annuities issued by Genworth Life and Annuity Insurance Company. The fund is primarily invested in a balanced portfolio of stocks and bonds. The value of the shares in the fund is reported at fair value on the last business day of the year in the accompanying statements of net assets available for plan benefits.

Participant loans are valued at their outstanding balance, which approximates fair value. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying statement of changes in net assets available for plan benefits.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Accounting Guidance

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”), FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis and should be applied prospectively. This portion of the provisions of SFAS No. 157 will be effective for the Plan as of January 1, 2008.

In February 2008, the FASB issued FSP 157-2 which delays the effective date of SFAS No. 157 for one year (until January 1, 2009 for the Plan) for non-financial assets and non-financial-liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Plan will adopt SFAS No. 157 effective January 1, 2008. According to FSP 157-2, the provisions of SFAS No. 157 will not be applied to non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The Plan is currently analyzing the impact of SFAS No. 157 and FSP 157-2 on the Plan’s financial statements.

(4)	Investments

The individual investments that represent five percent or more of the Plan’s net assets as of December 31, 2007 and 2006 are as follows:

	December 31,
Investments	2007	%	2006		%
UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio (Note 2)(a)	$30,817,850	14.5%	$29,352,514		14.5%
Putnam Investors Fund	27,681,360	13.0%	33,838,496		16.7%
American Funds New Perspective Fund	22,372,840	10.5%	20,637,369		10.2%
Alger Cap Appreciation Fund	19,316,686	9.1%	12,959,111		6.4%
George Putnam Fund of Boston	15,764,804	7.4%	18,191,724		9.0%
Putnam Equity Income Fund	15,415,770	7.2%	15,488,428		7.6%
American Funds Growth Fund of America	15,194,923	7.1%	12,962,093		6.4%
Putnam S&P 500 Index Fund	14,070,517	6.6%	14,932,365		7.4%
Alger Small/MidCap Growth Institutional Portfolio	13,344,394	6.3%	(b	)
Putnam International Growth Fund	13,166,102	6.2%	11,837,529		5.8%

(a) - Represents the contract value

(b) - Represents less than 5% of net assets available for benefits as of this date.

During the year ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $3,700,102 and $12,343,293 as follows:

Class of Investments	2007	2006
Mutual Funds and other investments	$3,615,138	12,551,970
CDI Corp. Common Stock	84,964	(208,677)

Total	$3,700,102	$12,343,293

(5)	Federal Income Taxes

The Internal Revenue Service has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2007 and 2006.

(6)	Plan Amendments

In March 2006, the Plan was amended to provide different cash-out options depending on the size of the participant’s account balance. In January 2007, the Plan was also amended as follows: (i) to provide that required distributions be made in accordance with IRC Section 401(a)(9); (ii) to update the definition of “Qualified Emergency”; (iii) to provide for the suspension of loan repayments in certain circumstances; and (iv) to describe a claims procedure.

(7)	Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries, each has the right under the Plan provisions to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. Upon termination, or partial termination, of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8)	Related Party Transactions

Plan investments amounting to $100,742,394 and $107,986,134 at December 31, 2007 and 2006, respectively, are held in funds sponsored by Putnam Investments, the trustee of the Plan. Plan investments amounting to $5,374,875 and $6,012,300 at December 31, 2007 and 2006, respectively, are held in a stock fund consisting solely of common stock of the Company’s parent.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to mid term and such changes could materially affect participants’ account balances and the amounts reported on the statement of net assets available for plan benefits accompanying these notes.

CDI Corporation 401(k) Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value
Cash and cash equivalents			$6,997
Alger Cap Appreciation Fund	884,058.840 shares	**	19,316,686
Alger Small / MidCap Growth Institutional Portfolio	772,245.028 shares	**	13,344,394
American Funds Growth Fund of America	453,309.146 shares	**	15,194,923
American Funds New Perspective Fund	668,045.401 shares	**	22,372,840
* George Putnam Fund of Boston	981,619.149 shares	**	15,764,804
ING Global REIT Fund	101,536.448 shares	**	2,082,512
* Putnam American Government Income Fund	1,380,096.275 shares	**	9,274,247
* Putnam Capital Opportunities Fund	558,169.916 shares	**	5,369,594
* Putnam Equity Income Fund	950,417.374 shares	**	15,415,770
* Putnam International Growth Fund	478,419.417 shares	**	13,166,102
* Putnam Investors Fund	1,892,095.693 shares	**	27,681,360
* Putnam S&P 500 Index Fund	359,583.868 shares	**	14,070,517
* CDI Corp. Common Stock	221,552.972 shares	**	5,374,875
*** UBS Fiduciary Trust Co. Guaranteed Income
Contract Portfolio (Note 2)	930,546.831 shares	**	30,817,850
ClearCourse Group Variable Annuity
(Total Return Fund—Class 2 of GE Investments Funds, Inc.)	10,643.951 shares	**	112,775
* Participant loans (a)		—	3,335,467

			$212,701,713

*	Party-in-interest.

**	Not required for participant-directed investments.

***	Represents the contract value.

(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 5.0% to 10.25%, maturing through 2017.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CDI Corporation 401(k) Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN

Date: June 24, 2008	By:	/s/ Joseph R. Seiders
Joseph R. Seiders Member, CDI Corporation 401(k) Savings Plan Committee

INDEX TO EXHIBITS

Number	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm